UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form  20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Attached to this Report on Form 6-K as Exhibits 99.1 and 99.2 are (i) the Management’s Discussion and Analysis of Financial Condition and Results of Operations and (ii) the Unaudited Interim Condensed Consolidated Financial Statements of Marti Technologies, Inc. (the “Company”), each as of and for the three and six months ended June 30, 2026 and 2025.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-289486 and 333-273543), and Registration Statements on Form S-8 (File Nos. 333-284162 and 333-274779), and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of and for the three and six months ended June 30, 2026 and 2025.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: August 19, 2026	By:	/s/ Oguz Alper Öktem
	Name:	Oguz Alper Öktem
	Title:	Chief Executive Officer

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